EXHIBIT 13


               THE VINTAGE BANK 1998 ANNUAL REPORT TO SHAREHOLDERS

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TABLE OF CONTENTS
--------------------------------------------------------------------------------


To Our Shareholders                                   2

Selected Financial Data                               3

Management's Discussion
and Analysis of Financial Condition
and Results of Operations                             4

Balance Sheets                                       10

Income Statements                                    11

Shareholders' Statement                              12

Statements of Cash Flows                             13

Notes to Financial Statements                        14

Report of Independent Public Accountants             27

Directors                                            28

Employees                                            29

Corporate Information                                30

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TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

Your Bank completed another year of increased profits in 1998. Net income was $2,110,736, or $1.37 per share, compared with $1,854,076, or $1.26 per share, in 1997 and $1,646,443, or $1.15 per share, in 1996. Total assets grew 23% in 1998 to $180,290,550, representing our largest historical dollar growth in assets during a single year. Return on average assets was 1.29% and return on average shareholders' equity was 13.45%. We have continued our 5% stock dividend for the eighth consecutive year, and we again paid a $.20 per share cash dividend; both were payable on March 22, 1999.

Two primary goals for 1998 were to increase operating efficiency and deal successfully with the Year 2000 or "Y2K" issue. In late 1996 and early 1997, we completed an internal reorganization and relocation of most "back office" functions to our Bel Aire location. These changes positioned us to absorb projected growth for several years, but optimizing any organization is a continual process of revising and refining procedures and systems. During 1998, we identified numerous opportunities to improve performance; we will implement most of these improvements by mid-1999.

Dealing with the Y2K issue required commitments of human resources from all areas of the Bank. Documentation and reporting required by regulatory agencies added to the burden. Substantially all of our "mission critical" systems have now been successfully tested for Y2K compliance, and the bulk of the related work is behind us. We are most pleased with the manner in which the Bank's management and employees pulled together to successfully deal with this issue.

Another goal for 1998 was to develop an  attractive  and  comprehensive  new web site (www.vintagebank.com). We are very pleased with the results of this project, which will ultimately serve as the "front door" for our internet/on-line banking service.

We look forward to 1999 and beyond with optimism. A major goal for 1999 is to increase our internal productivity. We plan to absorb 1999's growth with no net increase in full-time equivalent employees. Although we have reported increased earnings for ten consecutive years, our returns on assets and equity have been relatively flat for several years; we intend to increase these returns in 1999. Also, we plan on implementing internet/on-line banking service this year. This project was delayed due to diverting resources to the Y2K issue, but we are now again positioned to focus on this project.

To summarize, 1998 was a very good year, but we are committing ourselves to achieving better percentage returns in 1999 and beyond. We recognize that our most important assets are our loyal customers, our outstanding employees and our broad base of supportive local shareholders. We thank all of you for providing us the privilege of guiding your Bank into the new millenium.


Very truly yours,


Terry L. Robinson                                      Thomas F. Malloy
President & Chief                                      Chairman of the Board
Executive Officer

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SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

The following table presents a summary of selected data for the Bank for the five years ended December 31, 1998. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto appearing elsewhere in the annual report:

                                                         (In 000's)

                                  1998         1997         1996         1995         1994
                               ----------   ----------   ----------   ----------   ----------
STATEMENTS OF OPERATIONS DATA:
  Interest income              $   11,907   $   10,085   $    9,154   $    8,309   $    6,894
  Interest expense                  3,992        3,141        2,982        2,641        1,795
                               ----------   ----------   ----------   ----------   ----------
  Net interest income               7,915        6,944        6,172        5,668        5,099
  Provision for loan losses           240          240          240          180          275
                               ----------   ----------   ----------   ----------   ----------
  Net interest income after
  Provision for loan losses         7,675        6,704        5,932        5,488        4,824

  Noninterest income                1,397        1,443          776          320          485

  Noninterest expense               5,660        5,050        3,989        3,648        3,365

  Provision for income taxes        1,301        1,243        1,073          792          695
                               ----------   ----------   ----------   ----------   ----------


  Net income                   $    2,111   $    1,854   $    1,646   $    1,368   $    1,249
                               ==========   ==========   ==========   ==========   ==========

BASIC PER SHARE DATA: (1)
  Earnings per share           $     1.41   $     1.30   $     1.17   $     1.00   $     1.18
  Average shares outstanding    1,496,266    1,429,785    1,405,051    1,365,101    1,054,698

DILUTED PER SHARE DATA: (1)
  Earnings per share           $     1.37   $     1.26   $     1.15   $      .98   $     1.10
  Average shares outstanding    1,542,776    1,475,895    1,429,041    1,388,945    1,128,318

BALANCE SHEET DATA:
  Net loans                    $   94,775   $   80,991   $   70,780   $   63,370   $   50,094
  Total assets                    180,291      146,982      122,740      110,124       92,387
  Total deposits                  162,173      131,390      109,849       96,488       83,824
  Shareholders' equity             16,910       14,486       12,116       10,458        8,045

(1) All per share amounts have been adjusted to reflect the 5% stock dividends declared February 22, 1994, February 27, 1995, January 22, 1996, January 27, 1997, January 26, 1998 and January 28, 1999 as well as a two-for-one stock split effective October 1, 1997.

                                        3

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                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------

The Vintage Bank (the "Bank") reported net income of $2,110,736, or $1.37 per share, in 1998 compared with $1,854,076, or $1.26 per share, in 1997 and $1,646,443, or $1.15 per share, in 1996, equating to a return on average assets of 1.29%, 1.39% and 1.38% for years 1998, 1997 and 1996, respectively. The return on average equity was 13.45% in 1998 compared with 14.17% and 14.65% in 1997 and 1996, respectively. The increase in net income during 1998 compared with 1997 resulted primarily from growth in net interest income.

As of December 31, 1998, total assets were $180,290,550 compared with total assets of $146,982,232 and $122,739,505 at year end 1997 and 1996, respectively, representing a 23% increase in 1998 and a 20% increase in 1997. Deposits increased 23% in 1998 compared with a 20% increase in 1997. Loans, net of the allowance for loan losses, increased 17% in 1998 compared with a 14% increase in 1997.

SUMMARY OF EARNINGS

Net Interest Income

Net interest income, (total interest income less total interest expense), was $7,914,604, $6,943,764 and $6,172,017, in 1998, 1997 and 1996, respectively, representing increases of 14% and 13% in 1998 and 1997, respectively.

Net interest income is impacted by changes in the volume and mix of earning assets and interest-bearing liabilities, and changes in interest rates. The increase in net interest income in 1998 compared with 1997 was primarily the result of volume increases in loans and investments. The net interest margin (defined as net interest income divided by average earning assets) decreased slightly in 1998 as average yields on loans declined while rates paid on deposits remained relatively stable throughout 1998. The Bank has traditionally enjoyed an overall cost of funds lower than peer banks of comparable size.

Taxable-equivalent interest income increased $1,901,256 in 1998 compared with 1997. Increases in the volume of earning assets accounted for $2,241,994 of this increase, with a decrease of $340,738 attributable to lower rates. An increase of $923,454 in 1997 compared with 1996 consisted of a $1,266,823 increase due to volume growth and a decrease of $343,369 attributable to lower rates.

Interest paid on interest-bearing liabilities increased $850,321 in 1998 compared with 1997. Increases in the volume of deposits and other borrowings accounted for $623,652 of this increase, with a $226,669 increase attributable to an increase in rates. Interest paid on interest-bearing liabilities increased $159,888 in 1997 compared with 1996; the effect of volume increases accounted for $197,756 offset by $37,868 attributable to a decrease in rates.

The net interest margin, using taxable equivalent interest income, was 5.36% in 1998 compared with 5.89% in 1997. Interest rates were relatively stable throughout both years; the decrease in the net interest margin is the result of lower loan rates due to competitive pressures, along with deposit mix changes and a lower average loan-to-deposit ratio in 1998 compared to 1997.

The net interest margin is expected to remain consistent during 1999 unless general rates increase or decrease significantly during the year. Since interest rates have been relatively stable for over two years, the Bank's interest margin should not be significantly impacted by the effects of any "lags" in adjusting rates during 1999 to reflect previous changes in general interest rates as loans and time deposits mature and renew. Assuming there are no dramatic changes in general interest rates or deposit mix, total net interest income is expected to increase during 1999 consistent with volumes of earning assets.

Provision and Allowance for Loan Losses

The Bank maintains an allowance for loan losses at a level considered adequate to provide for probable losses inherent in the existing loan portfolio. The allowance is increased by provisions for loan losses and reduced by net charge-offs. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. The Bank makes credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience and other factors in determining the adequacy of the allowance balance. This evaluation establishes a specific allowance for all impaired loans over $50,000, and establishes percentage allowance requirements for all other loans, according to their classification as determined by the Bank's internal grading system. As of December 31, 1998, the allowance for loan losses of $1,751,693 represented 1.81% of loans outstanding. This compares with an allowance balance of 1.86% and 2.04% of loans outstanding at year end 1997 and 1996, respectively. During 1998, 1997 and 1996, $240,000 was charged to expense each year for the provision for loan losses.

Noninterest Income

Noninterest income was $1,397,158 in 1998 compared with $1,443,473 in 1997 and $775,883 in 1996. Noninterest income for 1997 includes gains and losses on securities transactions of $414,629 and $19,377, respectively, including recoveries on securities previously charged off. Fee income from service charges on deposit accounts increased from the previous year 10% and 16% in years 1998 and 1997, respectively.

Noninterest Expense

Details of noninterest expense are as follows:

                                                      (In 000's)
                                        1998             1997              1996
                                        ----             ----              ----

Salaries & Benefits                   $3,069           $2,636            $2,148
Occupancy                                392              361               182
Equipment/Data Processing                450              474               391
Other                                  1,749            1,579             1,268
                                      ------           ------            ------
Total                                 $5,660           $5,050            $3,989
                                      ======           ======            ======

Salaries  and  benefits  expense  increased  16%  and  23%  in  1998  and  1997, respectively, from the previous year. The increases were primarily due to increases in the number of full-time equivalent employees, which has increased from approximately 58 at year-end 1996 to 73 at year-end 1998. The proportionately large increase in personnel during 1997 reflects staffing required for the new Bel Aire Office, as well as the effects of an internal reorganization and relocation of functions intended to position the Bank for future growth. No net increases in personnel are anticipated during 1999.

The increase in occupancy expense during 1998 compared with 1997 was primarily in rent and depreciation. Occupancy expense in 1997 nearly doubled 1996 expense primarily due to the opening of the Bel Aire Office during the first quarter of 1997. The Bank owns its Main Office facility at 1500 Soscol Avenue in Napa, so no lease expense associated with the Main Office is included in occupancy expense. Consequently, when the Bank entered into a lease for approximately 6,000 square feet in the Bel Aire location with lease payments of approximately $7,800 per month, occupancy expense was impacted dramatically.

Equipment and Data Processing  expense  decreased 5% in 1998 compared with 1997.
The decrease was primarily due to the core banking system being fully depreciated by mid-year 1998. Equipment is depreciated over periods of 3 to 5 years. Purchases of all types of equipment during 1998 totaled approximately $145,000.

Major anticipated equipment purchases during 1999 include equipment associated with electronic internet banking services, a new voice response system and miscellaneous equipment such as personal computers and software. Expenditures in these areas are anticipated to total approximately $250,000. All other anticipated expenditures for equipment during 1999, including routine purchases of vehicles and miscellaneous equipment, are expected to total less than $200,000. The financial impact of these capital expenditures, if all are made, will be to increase monthly depreciation by approximately $10,000.

The key components of other expense are as follows:

                                                     (In 000's)
                                       1998             1997             1996
                                       ----             ----             ----

Business Promotion                   $  274           $  236           $  191
Professional Services                   350              321              235
ATM Expenses                            109               85               74
Stationery & Supplies                   172              159              126
Insurance                                54               49               45
Other                                   790              729              597
                                     ------           ------           ------
Total                                $1,749           $1,579           $1,268
                                     ======           ======           ======

Business promotion expense increased in both 1998 and 1997 compared to the prior year primarily due to increases in advertising, customer relations expense and donations. The increase in 1998 includes increased promotions associated with the Bank's seeking deposits of branches closed by competitors. Professional services increased in 1998 compared with 1997 due to fees for services provided by the firm hired to manage our investment portfolio beginning in the second quarter of 1996. These fees totaled $79,000 in 1998 compared with $72,000 and $35,000 in 1997 and 1996, respectively. Also, ATM expenses increased by approximately 28% and 15% in 1998 and 1997, respectively, reflecting costs associated with adding two additional ATM's in 1997 and additional expenses associated with the Y2K issue and other maintenance. Stationery and supplies expense increased 8% and 26% in 1998 and 1997, respectively, reflecting overall volume increases; 1997 expense was also higher due to costs associated with opening the Bel Aire Office and relocating functions to the new location. Insurance expenses have remained relatively constant for three years, reflecting the benefits of generally lower premiums resulting from an improving insurance market, offsetting the effects on premiums of the Bank's increasing size and volumes. Other expense increased approximately $61,000 in 1998 compared with 1997, primarily due to increased expenses in telephone, postage, courier services, conferences and other miscellaneous expenses. These expense increases were generally less than proportionate with our overall growth and volume increases.

Management anticipates that total other expense will increase proportionately less than the Bank's overall growth rate during 1999. In order to avoid risking any costly system failure as a result of hardware or software not being operational or compatible after December 31, 1999, the Bank has devoted substantial resources to planning, converting, testing and documenting for Y2K compliance in all systems. During 1997, Management devoted significant personnel resources to addressing this issue, primarily in planning for Year 2000. Most of the "hard dollar" expenditures required to solve this problem were expensed during 1998. For 1999, we have budgeted approximately $75,000 for non-recurring expenditures, in addition to the costs of internal human resources required to achieve Y2K compliance. We think this is reasonable and most of our "mission critical" systems have been successfully tested as of the date of this publication. However, unanticipated problems could push actual costs substantially higher.

The Bank reported a provision for income taxes of $1,301,000, $1,243,000 and $1,073,000 for years 1998, 1997 and 1996, respectively. These provisions reflect accrual for taxes at the applicable rates for Federal and California State income taxes based upon reported pre-tax income, adjusted for the beneficial effect of the Bank's investment in qualified municipal securities. The Bank has not been subject to an alternative minimum tax (AMT).

BALANCE SHEET
--------------------------------------------------------------------------------

Total assets as of December 31, 1998 were $180,290,550 compared with $146,982,232, and $122,739,505 as of year end 1997 and 1996, respectively, representing a 23% increase in 1998 and a 20% increase in 1997. Total deposits grew $30,783,007 to $162,173,206 in 1998, representing a 23% increase, compared with a 20% increase in 1997. Total loans, net of allowance for loan losses, grew $13,784,415 to $94,775,177 in 1998, representing a 17% increase; compared with a 14% increase in 1997. Investment securities increased from $39,566,991 at year-end 1997 to $62,018,042 in 1998, a 57% increase, compared with an increase of only 5% during 1997.

Liquidity and Capital Adequacy

The Bank's liquidity is determined by the level of assets (such as cash, federal funds sold, and marketable securities) that are readily convertible to cash to meet customer withdrawal and borrowing needs. The Bank's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits. The Bank has a comprehensive Asset/Liability Management and Liquidity Policy which it uses to determine adequate liquidity.

Securities classified as "Held-to-Maturity" are reported at amortized cost, and "Available-for-Sale" securities are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of
accumulated   other   comprehensive   income.   As   of   December   31,   1998,
"Held-to-Maturity" securities had an amortized cost of $13,512,384 and "Available-for-Sale" securities had a fair value of $48,505,658, with an unrealized gain, net of income taxes, of $385,106 reflected as a component of accumulated other comprehensive income in the shareholders' equity section of the Balance Sheet.

At year end 1998 liquid assets represented 42% of total assets, as compared with 39% and 37% in liquid assets as of year end 1997 and 1996, respectively. The level of liquid assets at December 31, 1998 exceeds the liquidity required by the Bank's liquidity policy. However, securities could be sold from the "Held-to-Maturity" category only in specific circumstances without requiring the entire portfolio to be reclassified as "Available-for-Sale" and recorded at fair value. Management expects to be able to meet the liquidity needs of the Bank during 1999 primarily through balancing loan growth with corresponding increases in deposits.

Interest Rate Sensitivity

The following table sets forth the repricing  opportunities  for  rate-sensitive assets and  rate-sensitive  liabilities at December 31, 1998.  Rate  sensitivity analysis usually excludes  noninterest-bearing demand deposits.  Including these deposits, which totaled $39,469,756,  would result in a significant shift in the
gap  position.   Rate-sensitive   assets  and  rate-sensitive   liabilities  are
classified by the earliest possible repricing date or maturity,  whichever comes first.
                                                                       (In 000's)

                                           3 Months      Over 3 Mos.      Over 1 Yr.      Over 5
                                            or Less       To 1 Yr.         To 5 Yrs.       Years          Total
                                           ---------     ---------         -------        -------        -------
Interest rate-sensitive assets:
   Loans, gross                            $ 42,315        $  6,125        $ 21,961       $ 26,126       $ 96,527
   Interest-bearing deposits in
      other banks                               100             100               0              0            200
   Investment securities                      1,500           2,030          19,994         38,494         62,018
   Federal funds sold                         6,000               0               0              0          6,000
                                           --------        --------        --------       --------       --------
                Total                        49,915           8,255          41,955         64,620        164,745

Interest rate-sensitive liabilities:
   Interest-bearing demand
      Deposits                               54,501               0               0              0         54,501
   Time deposits >$100,000                    8,177           7,794           1,366            106         17,443
   Other time deposits                       15,717          16,001           4,500              0         36,218
   Savings deposits                          14,542               0               0              0         14,542
                                           --------        --------        --------       --------       --------
                Total                        92,937          23,795           5,866            106        122,704
                                           --------        --------        --------       --------       --------

Interest rate sensitivity gap              $(43,022)       $(15,540)       $ 36,089       $ 64,514       $ 42,041
                                           ========        ========        ========       ========       ========
Ratio of interest rate sensitivity to
    earning assets                           (26.11%)         (9.43%)         21.91%         39.16%


This table indicates that the Bank has a "negative" GAP for one year into the future, and a "positive" GAP beyond one year. The implication is that during the negative GAP "horizon" Bank earnings will increase in a falling interest rate environment, as interest rates on interest-bearing liabilities reprice downward more rapidly than rates on earning assets; conversely, earnings would decline in a rising rate environment. This traditional analysis does not recognize or assume any "lag" in interest rate changes on earning assets and interest-bearing liabilities, and it assumes that all earning assets and interest-bearing liabilities reprice to the same absolute degree, regardless of the mix of earning assets and interest-bearing liabilities. The Bank utilizes a simulation model to assist with asset/liability management that considers the effects of lags and different ranges of interest rate changes among various classes of earning assets and interest-bearing liabilities. Based on the model, the Bank is free of material interest rate risk for the one-year horizon (i.e., the earnings will not change significantly with an increase or decrease in interest rates), as opposed to being liability-sensitive as indicated by this table using traditional GAP analysis.

The Bank's capital ratios remained relatively steady during 1998 compared with 1997 levels. As of December 31, 1998 the Bank's total risk-based capital ratio, tier I risk-based capital ratio and leverage ratio were 14.4%, 13.1% and 9.3%, respectively. These compare with ratios of 14.6%, 13.4% and 10.0% as of December 31, 1997. The Bank projects average percentage increases in assets during the next few years to be similar to the return on average equity. Consequently, the Bank is positioned to support projected growth while paying modest cash dividends without negatively impacting capital ratios.

In January, 1999, the Bank declared a 5% stock dividend and a $.20 per share cash dividend for shareholders of record as of March 1, 1999. The stock dividend will affect the Bank's capital and its capital ratios only to the extent that cash is distributed in lieu of fractional shares. Accordingly, the stock dividend will not materially impact the Bank's overall capital. The cash dividend will total approximately $290,000, equating to a reduction in the Bank's leverage ratio of approximately .02%.

DESCRIPTION OF OPERATIONS

--------------------------------------------------------------------------------

The Vintage Bank is a California corporation organized as a state chartered bank in 1984. The Bank engages in the commercial banking business in Napa County from its main banking office located at 1500 Soscol Avenue, Napa, California. The Bank has two other business locations, one located in the Brown's Valley Shopping Center at 3271 Brown's Valley Road, Napa, California and one at 3626 Bel Aire Plaza, Napa, California. The Bank has a remote ATM and night drop services at 629 Factory Stores Drive, Suite B, Napa California and at 6498
Washington Street, Yountville, California. The Bank conducts a commercial banking business, offering a full range of commercial banking services to individuals, businesses and agricultural communities in Napa County. The Bank emphasizes its retail commercial banking operations and accepts checking and savings deposits, issues drafts, sells traveler's checks and provides other customary banking services.

SECURITIES OF THE BANK

--------------------------------------------------------------------------------

The Bank's outstanding securities consist of one class, common stock, of which there were 1,437,491 shares outstanding at March 1, 1999, held by 881 shareholders of record. The Bank's common stock is traded over-the-counter and is quoted on the OTC "Bulletin Board" under the symbol VTGB. The firm of Hoefer & Arnett serves as the primary market maker in the Bank's stock.

The following table (adjusted for the 1998 and 1999 stock dividend) summarizes the common stock high and low bid prices based upon transactions of which the Bank is aware:

----------------------------------------------        ---------        ---------
Quarter ended                                           High              Low
----------------------------------------------        ---------        ---------

----------------------------------------------        ---------        ---------
March 31, 1997                                        $   14.51        $   13.15
----------------------------------------------        ---------        ---------
June 30, 1997                                             14.51            13.72
----------------------------------------------        ---------        ---------
September 30, 1997                                        15.42            14.63
----------------------------------------------        ---------        ---------
December 31, 1997                                         24.49            15.19
----------------------------------------------        ---------        ---------
March 31, 1998                                            25.71            21.90
----------------------------------------------        ---------        ---------
June 30, 1998                                             21.90            19.05
----------------------------------------------        ---------        ---------
September 30, 1998                                        20.71            17.14
----------------------------------------------        ---------        ---------
December 31, 1998                                         19.52            16.90
----------------------------------------------        ---------        ---------

There may be other transactions of which the Bank is not aware and accordingly, they are not reflected in the range of actual sales prices stated. Further, quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Additionally, since trading in the Bank's common stock is limited, the range of prices stated are not necessarily representative of prices which would result from a more active market.

The Bank paid cash dividends of $0.20 per share in 1998 and $.16 in 1997. The holders of common stock of the Bank are entitled to receive cash dividends when and as declared by the Board of Directors, out of funds legally available therefore. Federal Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Bank's net profits then on hand, after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year plus the preceding two calendar years, less any required transfers to surplus under state or federal law. California banking laws limit cash dividends to the lesser of retained earnings or net income for the last three years, net of the amount of any other distribution made to shareholders during such period. As of December 31, 1998, the Bank had retained earnings of $5,521,351 eligible for dividends.

YEAR 2000 COMPLIANCE

--------------------------------------------------------------------------------
The Bank has adopted a Year 2000 Plan and appointed a Year 2000 Administrator. Since December, 1996, the Bank has been conducting, and continues to conduct, an Awareness Phase of the Plan to educate employees of the Bank about the potential effect Year 2000 issues could have on the Bank's ability to provide service to its customers.

Commencing in August, 1997, the Plan entered the Assessment Phase. During this phase the Bank has been assessing, and continues to assess, areas within the Bank's daily functions that may be affected by Year 2000 issues. As part of this phase, mission critical applications and third party relationships have been inventoried, assessed and prioritized. Additionally the Bank has made its customers aware of the issue by providing resource material and offering
seminars  within  the  community.   Loan  underwriting   standards  address  the
borrowers' Year 2000 readiness. Major borrowers and depositors have been interviewed for Year 2000 preparedness. Based on these evaluations the Bank is not aware of more than normal risks associated with these relationships.

In April, 1998 the Bank entered the Renovation Phase of its Plan. During this phase work was performed and continues to be performed according to the priority determined in the Assessment Phase. Renovation includes making and documenting hardware and software changes, developing or purchasing replacement systems as necessary and eliminating systems that are no longer required. While not anticipated at this time, the Bank could potentially experience disruptions of some of its business functions as a result of non-compliance systems utilized by the Bank or unrelated third parties. Therefore, contingency plans for mission critical applications have been developed to mitigate the extent of any such disruptions.

Commencing in August, 1998 the Bank entered the Validation Phase of its Plan. During this phase detailed test plans and schedules were developed and coordinated with correspondents, customers and independent applications. Physical testing of all items identified during the Awareness Phase will be conducted with testing of mission critical applications, which was completed during December, 1998. The Bank also expects all initial testing of non-critical applications to be completed by March 31, 1999.

Thereafter, the Bank will enter the Implementation Phase of its Plan. During this final phase implementation of validated systems will be closely coordinated with correspondents, customers and independent applications. Through December 31, 1998, the Bank has incurred costs of $25,000 for upgrades to existing software and hardware, consultants and other minor expenses associated with the Year 2000 project. Management expects the additional costs will not have a material impact on the results of operations.

The foregoing discussion constitutes a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.


--------------------------------------------------------------------------------------------------------
                          BALANCE SHEETS
--------------------------------------------------------------------------------------------------------
                   December 31, 1998 and 1997
                                                                     1998               1997
                                                                     ----               ----
                             ASSETS
CASH AND DUE FROM BANKS                                          $  8,401,566       $ 12,621,181
FEDERAL FUNDS SOLD                                                  6,000,000          5,000,000
                                                                 -------------      -------------
              Cash and cash equivalents                            14,401,566         17,621,181

TIME DEPOSITS WITH OTHER
    FINANCIAL INSTITUTIONS                                            200,000            200,000
INVESTMENT SECURITIES:
     Held-to-maturity (fair value of $13,756,772 in 1998
         and $4,175,745 in 1997)                                   13,512,384          4,017,714
     Available-for-sale                                            48,505,658         35,549,277
                                                                 -------------      -------------
TOTAL INVESTMENT SECURITIES                                        62,018,042         39,566,991
LOANS, net of allowance for loan losses of
    $1,751,693 in 1998 and $1,532,128 in 1997                      94,775,177         80,990,762
BANK PREMISES AND EQUIPMENT, net                                    2,733,834          2,976,018
INTEREST RECEIVABLE AND OTHER ASSETS                                6,161,931          5,627,280
                                                                 -------------      -------------

             Total assets                                        $180,290,550       $146,982,232
                                                                 =============      =============

              LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS:
   Demand                                                        $ 39,469,756       $ 33,203,445
   Interest-bearing transaction                                    54,500,653         37,353,837
   Time and savings                                                68,202,797         60,832,917
                                                                 -------------      -------------
               Total deposits                                     162,173,206        131,390,199

INTEREST PAYABLE AND OTHER LIABILITIES                              1,207,313          1,106,151
                                                                 -------------      -------------

               Total liabilities                                  163,380,519        132,496,350

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY:

   Preferred stock, no par value -  Authorized 1,000,000 shares
       Issued and outstanding - None
   Common  stock,  no  par  value  -  Authorized  2,000,000
       shares  Issued  and outstanding - 1,437,491
       shares in 1998 and 1,326,857 shares in 1997                 11,003,574          8,824,139
   Retained earnings                                                5,521,351          5,360,816
   Accumulated other comprehensive income                             385,106            300,927
                                                                 -------------      -------------
              Total shareholders' equity                           16,910,031         14,485,882

              Total liabilities and shareholders' equity         $180,290,550       $146,982,232
                                                                 =============      =============

                   The accompanying notes are an integral part of these statements.


---------------------------------------------------------------------------------------------------------
                                             INCOME STATEMENTS
---------------------------------------------------------------------------------------------------------
                           For the Years Ended December 31, 1998, 1997 and 1996

                                                       1998            1997           1996
                                                       ----            ----           ----
INTEREST INCOME:
   Interest and fees on loans                      $8,465,003      $7,537,434      $6,575,665
   Interest on federal funds sold                     461,039         142,480         602,984
   Interest on investment securities                2,472,704       2,144,912       1,685,287
   Interest on tax exempt investment securities       496,666         249,000         277,984
   Interest on time deposits with other
     financial institutions                            11,018          11,443          11,714
                                                   -----------     ----------      ----------
              Total interest income                11,906,430      10,085,269       9,153,634
                                                   -----------     -----------     -----------

INTEREST EXPENSE:
   Interest on interest-bearing
     transaction deposits                           1,104,570         595,046         552,179
   Interest on time and savings deposits            2,886,573       2,520,219       2,310,812
   Interest on short term borrowings                      683          26,240         118,626
                                                   -----------     -----------     -----------
              Total interest expense                3,991,826       3,141,505       2,981,617
                                                   -----------     -----------     -----------
              Net interest income                   7,914,604       6,943,764       6,172,017

PROVISION FOR LOAN LOSSES                             240,000         240,000         240,000
                                                   -----------     -----------     -----------
              Net interest income after
                provision for loan losses           7,674,604       6,703,764       5,932,017

NONINTEREST INCOME:
   Service charges on deposit accounts                743,291         674,219         582,343
   Gain (loss) on securities transactions, net         65,278         395,252        (63,348)
   Gain (loss) on sale of other real estate owned     (2,512)          24,180               0
   Other                                              591,101         349,822         256,888
                                                   -----------     -----------     -----------
              Total noninterest income              1,397,158       1,443,473         775,883
                                                   -----------     -----------     -----------

NONINTEREST EXPENSE:
   Salaries and related benefits                    3,068,958       2,636,617       2,147,691
   Occupancy                                          392,357         360,744         181,568
   Equipment                                          450,118         474,141         391,463
   Other                                            1,748,593       1,578,659       1,267,735
                                                   -----------     -----------     -----------
              Total noninterest expense             5,660,026       5,050,161       3,988,457
                                                   -----------     -----------     -----------

 Income before provision for income taxes           3,411,736       3,097,076       2,719,443

PROVISION FOR INCOME TAXES                          1,301,000       1,243,000       1,073,000
                                                   -----------     -----------     -----------

NET INCOME                                         $2,110,736      $1,854,076      $1,646,443
                                                   ===========     ===========     ===========

BASIC EARNINGS PER SHARE:                               $1.41           $1.30            $1.17

DILUTED EARNINGS PER SHARE:                             $1.37           $1.26            $1.15

                     The accompanying notes are an integral part of these statements.


----------------------------------------------------------------------------------------------------------------------
                                                  STATEMENTS OF CHANGES
                                                 IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1998, 1997 and 1996
                                                                           Accumulated
                                                                              Other         Total
                                                  Common      Retained    Comprehensive  Shareholders'   Comprehensive
                                                   Stock      Earnings        Income        Equity           Income
                                                ----------   ----------     ---------    -----------        ----------
BALANCE, DECEMBER 31, 1995                      $6,726,026   $3,698,372       $33,960    $10,458,358

Stock dividend                                     530,968    (537,373)                      (6,405)
Cash dividend                                                 (203,332)                    (203,332)
Comprehensive income:
    Net income                                                1,646,443                    1,646,443         1,646,443
    Other comprehensive income, net of tax:
       Change in net unrealized gains on
       available-for-sale securities, net of
       tax of $53,575 net of reclassification
       adjustment (Note 17)                                                                                     74,748
                                                                                                            -----------
    Total other comprehensive income                                           74,748         74,748            74,748
                                                                                                            -----------
Comprehensive income                                                                                         1,721,191
                                                                                                            ===========
Stock options exercised                            146,316                                   146,316
                                               ------------  -----------    ----------   ------------
BALANCE, DECEMBER 31, 1996                       7,403,310    4,604,110       108,708     12,116,128

Stock dividend                                     872,871    (883,992)                     (11,121)
Cash dividend                                                 (213,378)                    (213,378)
Comprehensive income:
    Net income                                                1,854,076                    1,854,076         1,854,076
    Other comprehensive income, net of tax:
       Change in net unrealized gains on
       available-for-sale securities, net of
       tax of $137,771 net of reclassification
       adjustment (Note 17)                                                                                     192,219
                                                                                                           ------------
    Total other comprehensive income                                          192,219        192,219           192,219
                                                                                                           ------------
Comprehensive income                                                                                         2,046,295
                                                                                                           ============
Stock options exercised                            547,958                                   547,958
                                              -------------  -----------    ----------   ------------
BALANCE, DECEMBER 31, 1997                       8,824,139    5,360,816       300,927     14,485,882

Stock dividend                                   1,669,700   (1,681,208)                    (11,508)
Cash dividend                                                 (268,993)                    (268,993)
Comprehensive income:
    Net income                                                2,110,736                    2,110,736         2,110,736
    Other comprehensive income, net of tax:
       Change in net unrealized gains on
       available-for-sale securities,net of
       tax of $60,334 net of reclassification
       adjustment (Note 17)                                                                                     84,179
                                                                                                           ------------
    Total other comprehensive income                                           84,179         84,179            84,179
                                                                                                           ------------
Comprehensive income                                                                                         2,194,915
                                                                                                           ============
Stock options exercised                            509,735                                   509,735
                                              -------------  -----------    ----------   ------------
BALANCE, DECEMBER 31, 1998                     $11,003,574   $5,521,351      $385,106    $16,910,031
                                              =============  ===========    ==========   ============


------------------------------------------------------------------------------------------------------
                                      STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------
For the Years Ended December 31, 1998, 1997 and
1996                                                             (In 000's)    (In 000's)
                                                                    1998          1997          1996
                                                                  --------      --------      --------
Cash Flows From Operating Activities:
Net income                                                        $  2,111      $  1,854      $  1,646
Adjustments to reconcile net income to
      net  cash  provided  by  operating activities:
  Depreciation and amortization                                        388           404           308
  Provision for loan losses                                            240           240           240
  Amortization of deferred loan fees                                  (161)         (149)         (187)
  Amortization (accretion) of investment securities
    premiums (discounts), net                                          (60)          (14)           57
  Provision for deferred income taxes                                    0            47           (11)
  Loss (gain) on sale of OREO                                            3           (24)            0
  Loss (gain) on sale or retirement of capital assets                    0             0            11
  Net loss (gain) on securities transactions                           (65)         (395)           63
Changes in:
    Interest receivable and other assets                              (595)       (2,875)         (524)
    Interest payable and other liabilities                             102           332            96
                                                                  --------      --------      --------
       Total adjustments                                              (148)       (2,434)           53
                                                                  --------      --------      --------
    Net cash provided (used) by operating activities                 1,963          (580)        1,699
                                                                  --------      --------      --------

Cash Flows From Investing Activities:
Investment securities held to maturity:
  Proceeds from maturities and principal payments                      540         1,530         1,744
  Purchases                                                        (10,043)         (749)         (700)
Investment securities available for sale:
  Proceeds from maturities and principal payments                   17,786         2,348         5,210
  Proceeds from sales and recoveries                                 4,341         4,411        14,798
  Purchases                                                        (34,809)       (8,849)      (29,904)
Net increase in loans                                              (13,874)      (10,302)       (8,174)
Proceeds from sale of OREO                                              11           366           369
Capital expenditures                                                  (146)         (702)         (631)
                                                                  --------      --------      --------
   Net cash used in investing activities                           (36,194)      (11,947)      (17,288)
                                                                  --------      --------      --------

Cash Flows From Financing Activities:
Net increase in deposits                                            30,783        21,541        13,361
Payments of notes payable                                                0             0        (2,500)
Stock options exercised                                                510           548           146
Dividends                                                             (281)         (224)         (210)
                                                                  --------      --------      --------
   Net cash provided by financing activities                        31,012        21,865        10,797
                                                                  --------      --------      --------
Net increase (decrease) in cash and cash equivalents                (3,219)        9,338        (4,792)
Cash and cash equivalents at beginning of year                      17,621         8,283        13,075
                                                                  --------      --------      --------
Cash and cash equivalents at end of year                          $ 14,402      $ 17,621      $  8,283
                                                                  ========      ========      ========

Supplemental Disclosures of Cash Flow Information:
  Interest paid                                                   $  3,984      $  2,987      $  2,967
  Income taxes paid                                               $  1,254      $  1,232      $  1,217

Supplemental Disclosures of Noncash Investing and
  Financing Activities:
  Transfer of loan to other real estate owned                           $0            $0          $711
  Retirements of fixed assets                                           $0            $0           $34

--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998, 1997 and 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Vintage Bank (the "Bank") is a California state chartered bank. The Bank operates three branches in the California County of Napa. The Bank offers a full range of commercial banking services to individuals and the business and agricultural communities of Napa County. Most of the Bank's customers are retail customers and small to medium-sized businesses. The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practice within the banking industry. The more significant accounting and reporting policies are discussed below.

Use of estimates in the preparation of financial statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities Investments in debt and equity securities are classified as "held-to-maturity" or "available-for-sale". Investments classified as held-to-maturity are those which the Bank has the ability and the intent to hold until maturity, and are reported at cost, adjusted for the amortization or accretion of premiums or discounts. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as other comprehensive income and included in shareholders' equity. Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are computed on the specific identification method. Securities deemed permanently impaired are written down in the period such a determination is made.

Loans Loans are stated at the principal amount outstanding, net of unearned income. Nonrefundable loan origination fees and loan origination costs are deferred and amortized into income over the contractual life of the loan. Interest income is accrued on a simple interest basis. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The Bank's policy is to place loans on nonaccrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that the presumption of collectibility of interest no longer is prudent. In determining income recognition on loans, generally no interest is recognized with respect to loans on which a default of interest or principal has occurred for a period of 90 days or more.

Allowance for loan losses The Bank maintains an allowance for loan losses at a level considered adequate to provide for probable losses inherent in the existing loan portfolio. The allowance is increased by provisions for loan losses and reduced by net charge-offs. The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. The Bank makes credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience and other factors in determining the adequacy of the allowance balance. The Bank defines a loan as impaired when it is probable the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Other real estate owned Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of cost or fair value, less estimated selling costs.

Bank premises and equipment Bank premises, leasehold improvements, furniture, fixtures and equipment are carried at cost, net of accumulated depreciation and amortization, which are calculated on a straight-line basis over the estimated useful life of the property or the term of the lease (if less). Bank premises are depreciated over forty years, furniture and fixtures are depreciated over five to fifteen years, and equipment is generally depreciated over three to five years.

Income taxes For financial reporting purposes, the Bank records a provision for income taxes using the liability method of accounting. A deferred tax liability or asset is recorded for all temporary differences between financial and tax reporting. Deferred tax expense or benefit results from the net change during the year of the deferred tax assets and liabilities. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Statements of cash flows The Bank defines cash and due from banks and federal funds sold as cash and cash equivalents for the statements of cash flows.

Stock-based compensation The Bank uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting
Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Bank has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 using the fair value method and are included in Note 12.

Earnings per common share In 1997, the Bank adopted SFAS No. 128, "Earnings Per Share", which establishes standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The implementation of this statement had no effect on The Vintage Bank's reported financial position or net income. As a result of adopting SFAS No. 128, earnings per share data for all prior periods has been restated.

Segment reporting Effective January 1, 1998, the Bank adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," (SFAS 131). This Statement establishes standards for the reporting and display of information about operating segments and related disclosures. The Bank's only operating segments consist of its traditional community banking activities provided through its branches. Community banking activities include the Bank's commercial and retail lending, deposit gathering and investment and liquidity management activities. As permitted under the Statement, the Bank has aggregated the results of the branches into a single reportable segment. The combined results are reflected in the financial statements.

Future financial accounting standards In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedged accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedge item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Statement 133 is effective for fiscal years beginning after June 15, 1999 and the Bank plans to adopt its provisions effective January 1, 2000. While the Bank does not currently utilize any traditional derivative instruments (options, swaps, forwards, etc.) in its business, certain of its loans and other financial instruments may have embedded derivatives such as call or put features that would be required to be accounted for differently under this Statement as compared to current accounting principles. The Bank has not yet quantified the impacts, if any, of adopting Statement 133 on its financial statements.

(2) INVESTMENT SECURITIES

The  amortized  cost and  approximate  fair value of  investment  securities  at
December 31, 1998 are as follows:
                                                              Gross            Gross
                                         Amortized          Unrealized       Unrealized       Approximate
                                            Cost               Gains           Losses         Fair Value
                                        -----------          --------          -------        -----------
Held-to-maturity:
Municipal securities                    $13,512,384          $289,032          $44,644        $13,756,772
                                        ===========          ========          =======        ===========
Available-for-sale:
Equity securities                          $777,200                $0               $0           $777,200
Securities of the US Treasury
   and other government agencies         11,531,766           172,189              523         11,703,432
Corporate debt securities                12,272,305           179,936                7         12,452,234
Mortgage-backed securities               23,265,298           340,384           32,890         23,572,792
                                        -----------          --------          -------        -----------
                                        $47,846,569          $692,509          $33,420        $48,505,658
                                        ===========          ========          =======        ===========

The  amortized  cost and  approximate  fair value of  investment  securities  at December  31, 1997 are as follows:

                                                              Gross             Gross
                                         Amortized         Unrealized         Unrealized       Approximate
                                            Cost              Gains             Losses         Fair Value
                                        -----------          --------          -------        -----------
Held-to-maturity:
Municipal securities                     $4,017,714          $158,031               $0         $4,175,745
                                        ===========          ========          =======        ===========

Available-for-sale:
Equity securities                          $688,400                $0               $0           $688,400
Securities of the US Treasury
   and other government agencies          7,508,676            79,898                0          7,588,574
Corporate debt securities                 8,650,197            86,097                3          8,736,291
Mortgage-backed securities               18,186,983           361,497           12,468         18,536,012
                                        -----------          --------          -------        -----------
                                        $35,034,256          $527,492          $12,471        $35,549,277
                                        ===========          ========          =======        ===========

The  following  table shows the  amortized  cost and  estimated  fair value of  investment  securities  by contractual maturity at December 31, 1998:

                                               Held-to-Maturity                  Available-for-Sale
                                           Amortized          Fair           Amortized             Fair
                                             Cost             Value             Cost              Value
                                         -----------       -----------      -----------        -----------
Within one year                                   $0                $0       $3,509,873         $3,529,389
After one but within five years            1,513,655         1,578,949       15,762,676         16,038,049
After five but within ten years            4,839,580         4,911,695        1,022,083          1,034,590
Over ten years                             7,159,149         7,266,128        3,509,439          3,553,639
Equity securities                                  0                 0          777,200            777,200
Mortgage-backed securities                         0                 0       23,265,298         23,572,791
                                         -----------       -----------      -----------        -----------
Total                                    $13,512,384       $13,756,772      $47,846,569        $48,505,658
                                         ===========       ===========      ===========        ===========

As of December 31, 1998 and 1997 securities carried at $2,067,813 and $2,028,125, respectively, were pledged to secure public and other deposits as required by law. Total proceeds from the sale of securities available for sale during 1998 were $4,327,823. Gross gains of $52,600 were realized on those sales. The Bank also recovered $12,678 on previously charged off securities.

Total proceeds from the sale of securities available for sale during 1997 were $4,003,516. Gross gains of $7,699 and gross losses of $19,377 were realized on those sales. The Bank also recovered $406,930 on previously charged off securities.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 1998 and 1997, the loan portfolio consisted of the following, net of deferred loan fees of $439,302 and $289,570 respectively:

                                                         1998            1997
                                                         ----            ----
Real estate loans                                    $51,643,406     $34,089,199
Installment loans                                     18,460,555      15,918,156
Construction loans                                     5,950,207       6,446,381
Commercial loans secured by real estate                6,062,585       9,610,793
Commercial loans                                      14,410,117      16,458,361
                                                     -----------     -----------
                                                      96,526,870      82,522,890
Less allowance for loan losses                         1,751,693       1,532,128
                                                     -----------     -----------
                                                     $94,775,177     $80,990,762
                                                     ===========     ===========

Nonaccrual loans were $88,694 at December 31, 1998 and $466,051 at December 31, 1997. As a result of being placed on nonaccrual status, approximately $65,905 and $20,595 in interest income was foregone during 1997 and 1996, respectively. There was no interest foregone during 1998. As of December 31, 1998 and 1997, there were no loans 90 days or more past due but still accruing interest.

Changes in the allowance for loan losses are as follows:

                                        1998            1997            1996
                                    -----------     -----------     -----------

Balance, beginning of year          $ 1,532,128     $ 1,474,437     $ 1,326,186
Provision for loan losses               240,000         240,000         240,000
Loans charged off                       (59,210)       (195,903)       (127,519)
Recoveries of loans
   previously charged off                38,775          13,594          35,770
                                    -----------     -----------     -----------
Balance, end of year                $ 1,751,693     $ 1,532,128     $ 1,474,437
                                    ===========     ===========     ===========

As of December 31, 1998 and 1997, the Bank's recorded investment in impaired loans was $1,174,054 and $2,146,434, respectively, and the related valuation allowance as of those dates was $120,000 and $140,000. This valuation allowance is included in the allowance for loan losses on the balance sheet. The average record investment in impaired loans was $1,660,000, $1,906,000 and $1,742,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful in which case payments received are recorded as reductions of principal. The Bank recognized interest income on impaired loans of $106,379, $202,262 and $136,974 in 1998, 1997 and 1996, respectively.

(4) BANK PREMISES AND EQUIPMENT

Bank premises and equipment at December 31, 1998 and 1997 consisted of the following:

                                                                       Accumulated
                                                                      Depreciation         Net Book
                                                          Cost       & Amortization         Value
1998                                                      ----       --------------         -----
----
Land                                                  $  706,277        $        0        $  706,277
Bank premises                                          1,611,508           337,419         1,274,089
Furniture, fixtures and equipment                      2,368,523         1,838,755           529,768
Leasehold improvements                                   312,335            88,635           223,700
                                                      ----------        ----------        ----------
                                                      $4,998,643        $2,264,809        $2,733,834
                                                      ==========        ==========        ==========

1997
----
Land                                                  $  706,277        $        0        $  706,277
Bank premises                                          1,598,570           290,336         1,308,234
Furniture, fixtures and equipment                      2,243,332         1,531,282           712,050
Leasehold improvements                                   304,016            54,559           249,457
                                                      ----------        ----------        ----------
                                                      $4,852,195        $1,876,177        $2,976,018
                                                      ==========        ==========        ==========

Depreciation and amortization expense, included in occupancy expense and equipment expense, was $388,632, $403,593 and $307,621 in 1998, 1997 and 1996,
respectively.

(5) COMMITMENTS AND CONTINGENCIES

The Bank leases the premises for its Brown's Valley and Bel Aire Offices. Total rent was $128,043, $113,271 and $38,489 in 1998, 1997 and 1996, respectively, and is included in occupancy and equipment expenses. The total commitments under non-cancelable leases are as follows:

                            Year             Todal
                            ----             -----
                            1999           $119,849
                            2000            119,568
                            2001             94,092
                            2002            100,716
                            2003            100,716
                      Thereafter            302,148
                                           --------
                           Total           $837,089
                                           ========

(6) TIME DEPOSITS AND INTEREST ON TIME DEPOSITS

Time  certificates  of deposit in  denominations  of  $100,000  or more  totaled
$17,443,413  and  $14,765,376  at  December  31,  1998 and  1997,  respectively.
Interest expense on these deposits was $831,094, $717,442 and $624,560 for 1998, 1997 and 1996, respectively. At December 31, 1998, the scheduled maturities of CD's are as follows:

                            Year            Total
                            ----            -----
                            1999        $47,689,225
                            2000          4,071,499
                            2001            870,824
                            2002            390,191
                            2003            639,864
                                        -----------
                                        $53,661,603
                                        ===========

(7) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank makes commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Bank is exposed to credit loss, in the event of nonperformance by the borrower, in the contract amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, plant and equipment and real property.

The Bank also issues standby letters of credit which are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support construction bonds, private borrowing arrangements and similar transactions. Most of these guarantees are short-term commitments expiring in decreasing amounts through 1999 and are not expected to be drawn upon. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral as deemed necessary, as described above. The contract amounts of commitments not reflected on the Balance Sheet at December 31, 1998 were as follows:

                                             Contract Amounts
                                              ----------------
       Loan Commitments                         $27,964,000
       Standby Letters of Credit                $ 1,584,000

(8) CONCENTRATIONS OF CREDIT RISKS

The majority of the Bank's loan activity is with customers located in Napa County, California. Although the Bank has a diversified loan portfolio, a large portion of its loans is for construction of residences, and many of the Bank's commercial loans are secured by real estate in Napa County. Approximately 82% of the Bank's loans are secured by real estate. This concentration is presented below:

                                                       (In 000's)
                                                         As of
                                                   December 31, 1998
                                                   -----------------
Construction/Land Development:
     Land Development                                   $ 1,640
     Owner Occupied Residential                           3,733
     Non-owner Occupied Residential                         440
     Commercial                                             137
Real Estate                                              51,643
Commercial - Real Estate Secured                          6,063
Installment - Real Estate Secured                        15,244
                                                        -------
      Total                                             $78,900

(9) INCOME TAXES

The provision for (benefits from) federal and state income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of:

                                  1998               1997               1996
                              -----------        -----------        -----------
Current
   Federal                    $   926,000        $   873,000        $   776,600
   State                          381,000            323,000            307,100
                              -----------        -----------        -----------
                                1,307,000          1,196,000          1,083,700
Deferred
   Federal                         (1,000)            31,500            (26,600)
   State                           (5,000)            15,500             15,900
                              -----------        -----------        -----------
                              $    (6,000)            47,000        $   (10,700)
                              -----------        -----------        -----------
  Total                       $ 1,301,000        $ 1,243,000        $ 1,073,000
                              ===========        ===========        ===========

Deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences and the amount of each are as follows as of December 31, 1998 and 1997:

                                                              1998         1997
                                                           --------     --------
Deferred Tax Assets:
   Tax loan loss provision less than book                  $674,000     $642,200
   Other                                                    171,000      139,700
                                                           --------     --------
                                                           $845,000     $781,900
                                                           ========

Deferred Tax Liabilities:
   Tax benefit on unrealized securities gains              $274,000     $214,100
   Cumulative difference between cash and
      accrual basis reporting                                                  0
   Accumulated accretion                                     36,000       24,800
   Tax depreciation more than book                           60,000       31,600
   Federal tax benefits on state taxes due                   65,000       45,800
   Other                                                    230,000      233,800
                                                           --------     --------
                                                            665,000      550,100
                                                           --------     --------
   Net Deferred Tax Asset                                  $180,000     $231,800
                                                           ========     ========

The Bank had no valuation allowance as of December 31, 1998 or 1997. The total tax differs from the federal statutory rate of 34% because of the following:


                                               1998                         1997                         1996
                                               ----                         ----                         ----
                                     Amount            Rate       Amount            Rate       Amount           Rate
                                  -----------         ----     -----------          ----     -----------        ----
Tax provision at statutory rate   $ 1,160,000           34%    $ 1,053,000           34%    $   924,600          34%
Interest on obligations of
   states and political
   subdivisions exempt from
   federal taxation                  (154,000)          (3%)       (77,000)          (3%)       (87,600)         (3%)
State franchise taxes                 245,000            7%        221,500            7%        194,400           7%
Other, net                             50,000            2%         45,500            2%         41,600           2%
                                  -----------         ----     -----------         ----     -----------        ----
                                  $ 1,301,000           40%    $ 1,243,000           40%    $ 1,073,000          40%
                                  ===========         ----     ===========         ====     ===========        ====


(10) DIVIDEND RESTRICTIONS

The Bank is regulated by the Board of Governors of the Federal Reserve System and by the State of California Department of Financial Institutions. Federal
Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Bank's net profits then on hand, after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year plus the preceding two calendar years, less any required transfers to surplus under state or federal law. California banking laws limit cash dividends to the lesser of retained earnings or net income for the last three years, net of the amount of any other distribution made to shareholders during such period. As of December 31, 1998, the Bank had retained earnings of $5,521,351 eligible for dividends.

(11) SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The Bank declared 5% stock dividends on January 22, 1996, January 27, 1997, January 26, 1998 and January 28, 1999. As a result of the stock dividends and stock split, the number of common shares outstanding and earnings per share data was adjusted retroactively for all periods presented.

The following  table  reconciles the numerator and  denominator of the Basic and
Diluted earnings per share computations:
                                                                     Weighted Average              Per-Share
                                                Net Income               Shares                      Amount
                                                ----------               ------                      ------
                                                                For the year ended 1998
                                                                -----------------------
  Basic earnings per share                      $2,110,736                 1,496,266                  $1.41
  Stock options                                                               46,510
  Diluted earnings per share                                               1,542,776                  $1.37

                                                                For the year ended 1997
                                                                -----------------------
  Basic earnings per share                      $1,854,076                 1,429,785                  $1.30
  Stock options                                                               46,110
  Diluted earnings per share                                               1,475,895                  $1.26

                                                                For the year ended 1996
                                                                -----------------------
  Basic earnings per share                      $1,646,443                 1,405,051                  $1.17
  Stock options                                                               23,990
  Diluted earnings per share                                               1,429,041                  $1.15


(12) STOCK OPTION PLAN

The Bank has a stock option plan. The Bank may grant up to 337,211 options under the plan. The Bank has granted 271,757 options through December 31, 1998. The option exercise price equals the stock's market price on the date of grant. The options become exercisable over five years and expire in five to ten years.

A summary of the status of the Company's stock option plan at December 31, 1998, 1997 and 1996 and stock option activity during the years then ended is presented in the table below:

                                  1998                       1997                      1996
                                  ----                       ----                      ----

                                      Weighted                   Weighted                  Weighted
                                      Exercise                   Exercise                  Exercise
                          Shares       Price         Shares       Price         Shares       Price
                          ------       -----         ------       -----         ------       -----

Outstanding at
    beginning of year    210,111       $11.14       135,256       $ 6.26       163,787       $5.44
Granted                    4,200       $19.88       132,300       $14.16        12,733       $7.99
Exercised                (46,273)      $ 6.24       (52,213)      $ 5.82       (41,264)      $3.54

Cancelled                      0       $    0        (5,232)      $ 6.47             0       $   0
Outstanding at
    end of year          168,038       $12.96       210,111       $11.14       135,256       $6.26
Exercisable at
    end of year           30,827       $ 9.56        44,136       $ 6.13        70,450       $6.07

Weighted-average
   fair value of
   options granted
   during the year                     $ 6.97                     $ 5.81                     $2.84

The following table summarizes information about stock options outstanding at December 31, 1998:

                 Options Outstanding                                  Options Exercisable
                 -------------------                                  -------------------

       Range             Number      Weighted-Average    Weighted-     Number Exercisable     Weighted-
        of             Outstanding       Remaining        Average              at              Average
  Exercise Prices      at 12/31/98   Contractual Life  Exercise Price       12/31/98        Exercise Price
  ---------------      -----------   ----------------  --------------       --------        --------------

$ 6.46 to  $ 7.90         31,958           1.00             $ 7.00            19,340            $ 6.74
$14.06 to  $19.88        136,080           3.99             $14.36            11,487            $14.29
                         -------
                         168,038

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rate of 4.62% for options issued in 1998, 6.33% and 6.65% for options issued in 1997 and 5.24% for options issued in 1996; expected dividend yields of
 .94%, 1.01% and 1.81%; expected lives of 6 years and expected volatility of 30.85%.

The Bank accounts for stock options under APB Opinion No. 25. Had the Bank used the fair value based method prescribed by SFAS No. 123, the Bank's net income and earnings per share amounts would have been reduced to the pro forma amounts indicated below:

                                1998               1997              1996
                                ----               ----              ----
Net Income:
     As Reported            $2,110,736         $1,854,076         $1,646,443
     Pro Forma              $1,984,791         $1,733,004         $1,641,237
Earnings Per Share:
     As Reported:
       Basic                   $1.41              $1.30              $1.17
       Diluted                 $1.37              $1.26              $1.15
     Pro Forma:
       Basic                   $1.33              $1.27              $1.23
       Diluted                 $1.29              $1.23              $1.21

(13) RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank makes loans to directors, officers and principal shareholders on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unaffiliated persons. An analysis of net loans to related parties for the year ended December 31, 1998 is as follows:
                                            (In 000's)
                                            ----------

Balance at beginning of year                 $4,032
     Additions                                1,610
     Repayments                              (1,537)
                                             ------
Balance at end of year                       $4,105

Total undisbursed commitments as of December 31, 1998 were $704,254.

A law firm in which one of the Bank's directors and one of its officers are principals serves as the Bank's general counsel. During 1998, 1997 and 1996 fees of $38,000, $31,000 and $26,000, respectively, were paid to this firm.

(14) RESTRICTIONS

The Bank is required to maintain reserves with the Federal Reserve Bank equal to a percentage of its reservable deposits. Reserve balances that were required by the Federal Reserve Bank were $1,506,000 and $1,072,000 for December 31, 1998 and 1997, respectively.

(15) RETIREMENT PLANS

The Bank has a Profit Sharing and Salary Deferral 401(K) Plan to enable its employees to share in the Bank's profits and to defer receipt of a portion of their salaries. Employees can defer up to 15% of their base pay, up to the maximum amount allowed by the Internal Revenue Code. In addition, the Bank makes discretionary contributions to the profit sharing account and the 401(K) account, which are determined by the Board of Directors each year. Amounts charged to operating expenses under this plan were $120,000, $109,000 and $88,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

During 1998, the Bank implemented a Director's Supplemental Retirement Program. The Program contains a non-qualified defined benefit plan and a non-qualified defined contribution plan. Directors and select officers designated by the Board of Directors of the Bank are covered by one or the other of these plans. The plans are unfunded, however the Bank has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($2,540,456 at December 31, 1998) to pay the retirement obligations.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Bank's financial instruments at December 31, 1998 and 1997:

                                       Carrying       Fair   Carrying      Fair
                                        Amounts      Value    Amounts     Value
                                        -------      -----    -------     -----

                                                       (In 000's)
                                               1998                  1997
                                               ----                  ----
Financial Assets:
   Cash and cash equivalents           $ 14,402   $ 14,402   $ 17,621   $ 17,621

   Time deposits with other
      financial institutions                200        200        200        200
   Investment securities                 62,018     62,262     39,567     39,725
   Loans, net                            94,775     95,828     80,991     81,542
   Accrued interest receivable            1,335      1,335        951        951

Financial Liabilities:
   Deposits                            $162,173   $162,385   $131,390   $131,507
   Accrued interest payable                 509        509        501        501

SFAS No. 107, Disclosures about Fair Value of Financial Instruments - SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Cash and cash equivalents are valued at their carrying amounts because of the short-term nature of these instruments.

Investment Securities - Investment securities are valued at quoted market prices. See Note 2 for further analysis.

Loans - Loans with variable interest rates are valued at the current carrying value, because these loans are regularly adjusted to market rates. The fair value of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The fair value of impaired loans is stated net of the related valuation allowance, if any.

Accrued interest receivable - The balance approximates its fair value.

Accrued interest payable - The balance approximates its fair value.

Deposits, time deposits with other banks - The fair value of demand deposits, savings accounts and interest-bearing transaction accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the contractual cash flows at current rates offered for similar instruments with the same remaining maturities.

(17) COMPRHENSIVE INCOME

As of January 1, 1998, the Bank adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130). This Statement established standards for the reporting and display of comprehensive income and its components in the financial statements. For the Bank, comprehensive income includes net income reported on the statement of income and changes in the fair value of its available-for-sale investments reported as a component of Stockholders' Equity.

The changes in the components of other comprehensive  income for the years ended
December 31 1998, 1997 and 1996 are reported as follows:

                                                                       1998           1997         1996
                                                                       ----           ----         ----
Holding gain arising during the period, net of tax                  $122,321       $421,412      $37,734
      Reclassification  adjustment  for  net  realized  gains  on
      securities   available-for-sale   included  in  net  income
      during the year,  net of tax expenses of $27,136,  $163,059
      and tax benefits of $26,334, respectively                      (38,142)      (229,193)      37,014
                                                                    --------       --------      -------
Net gain recognized in other comprehensive income                   $ 84,179       $192,219      $74,748

(18) REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table below:

                                                                                     To Be Well Capitalized
                                                               For Capital          Under Prompt Corrective
                                     Actual                 Adequacy Purposes          Action Provisions
                                     ------                 -----------------          -----------------

                                                              (In 000's)
                               Amount        Ratio       Amount        Ratio         Amount           Ratio
                               ------        -----       ------        -----         ------           -----

As of December 31, 1998:

Total Capital (to Risk
   Weighted Assets)           $18,100       14.39%      $10,065        >8.0%        $12,581          >10.0%
                                                                       -                             -
Tier I Capital (to Risk
   Weighted Assets)            16,525       13.14%        5,032        >4.0%          7,548           >6.0%
                                                                       -                              -
Tier I Capital (to
   Average Assets)             16,525        9.29%        7,114        >4.0%          8,892           >5.0%
                                                                       -                              -

As of December 31, 1997:

Total Capital (to Risk
   Weighted Assets)           $15,513       14.63%       $8,485        >8.0%        $10,607          >10.0%
                                                                       -                             -
Tier I Capital (to Risk
   Weighted Assets)            14,185       13.37%        4,243        >4.0%          6,364           >6.0%
                                                                       -                              -
Tier I Capital (to
   Average Assets)             14,185       10.01%        5,666        >4.0%          7,083           >5.0%
                                                                       -                              -

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of The Vintage Bank:

We have audited the accompanying balance sheets of The Vintage Bank (a California state-chartered Bank) as of December 31, 1998 and 1997 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vintage Bank as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years ended December 31, 1998 in conformity with generally accepted accounting principles.


San Francisco, California
February 23, 1999

--------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------

Sandra H. Funseth                Investor

David B. Gaw                     Attorney with Gaw, Van Male, Smith,
                                 Myers & Miroglio
                                 A Professional Law Corporation

Houghton  Gifford, M. D.         Physician and Attorney, Retired

William L. Kastner               President, Kastner Pontiac-Olds-GMC-Honda

Harlan R. Kurtz                  General Contractor and President of
                                 K-H Development Corporation

Thomas H. Lowenstein             President, North Bay Plywood
                                 Vice Chairman of the Board

Thomas F. Malloy                 Senior Partner, Malloy Imrie & Vasconi
                                 Insurance Services LLC
--                               Chairman of the Board

Terry L. Robinson                President & Chief Executive Officer

Carolyn D. Sherwood              Real Estate Broker
                                 Coldwell Banker/Brokers of the Valley

James E. Tidgewell               Certified Public Accountant
                                 G & J Seiberlich & Co LLP

Joseph R. Vallerga               Chairman of the Board, Vallerga's Markets

Corporate Secretary
Wyman G. Smith, III              Attorney with Gaw, Van Male, Smith,
                                 Myers & Miroglio
                                 A Professional Law Corporation

--------------------------------------------------------------------------------
EMPLOYEES
--------------------------------------------------------------------------------
As of March 1, 1999

Terry L. Robinson                                       Benjamin H. Anderson
    President & Chief Executive Officer                 Stacey L. Beardsley
Kathi Metro                                             Maria A. Betancourt
    Senior Vice President & Senior Loan Officer         Connie A. Brown
Joen M. McDaniel                                        Kristina E. Bullis
    Vice President/Operations                           Anna F. Calise
Lee-Ann Almeida                                         Noel R. Carreon
    Vice President & Chief Financial Officer            Patricia E. Carson
Mark C. Richmond                                        Anila Chaudhary
    Vice President/Marketing                            Julie A. Claus
Vince Goetz                                             Betty L. Coffman
    Vice President                                      Brian T. Cullinane
    Commercial Loan Officer                             Marcy L. Davison
Dorothy S. Ryan                                         Jerilyn M. Deyro
    Assistant Vice President                            Jerome M. Deyro
    Commercial Loan Officer                             Carolyn B. Doughty
David J. Dillabaugh                                     Jacqueline F. Erickson
    Assistant Vice President                            Sherry L. Fitch
    Commercial Loan Officer                             Kathern J. Foulger
Peggy A. Dittman                                        Stacy R. Fowler
    Assistant Vice President                            Judy Freeman
    Real Estate Loan Officer                            Becky J. Gallaway
Michael S. Spinelli                                     Benvinda Gomes
    Assistant Vice President                            Randal P. Griffin
    Real Estate & Consumer Loan Officer                 Shirley J. Handley
Denise A. Loughran                                      Arlette R. Hatch
    Assistant Vice President                            Loleen  R. Hendricks
    Consumer Loan Officer                               Jackie R. Hernandez
Jaime D. Buffington                                     Renee Hippauf
    Assistant Vice President                            Eileen M. Jamison
    Operations Officer                                  Michelle A. Jaymot
Carol Clague                                            Denise R. Johnson
    Assistant Vice President                            Deborah J. Lawrence
    Personal Banking Officer                            Cynthia A. Lemmons
Katherine Lewis                                         Shawna L. Lipsey
    Assistant Vice President                            Ellen M. Londo
    MIS Manager                                         Brenda A. Marshall
Lynn M. Tuttle                                          Carolyn R. Miller
    Assistant Vice President                            Cynthia D. Myers
    Compliance/Human Resources Officer                  JoAnn C. Noonkester
Debra A. Vollmer                                        Arturo A. Ochoa
    Assistant Vice President                            Crystal E. Owen
    Accounting Officer                                  Terelyn Owyeong
Andrea Lindemood                                        June A. Paul
    Consumer Loan Officer                               Alice C. Quint
Christina E. Homick                                     Pamela Robinson
    Retail Operations Officer                           Debra J. Rosado-Davisson
Ann M. Derr                                             Christina M. Rossi
    Bel Aire Operations Officer                         Barbaranne Roth
Jill M. Alley-Altman                                    Tanya L. Rubio
    Branch Sales Manager                                Patricia A. Short
    Browns Valley Office                                Malinda Ann Sifford
Donna C. Wallace                                        Lynne M. Stewart
    Personal Banking Officer                            Kelly J. Thomas
Pansy F. Smith                                          Anna Titus
    Assistant Corporate Secretary                       Amber K. Vick
                                                        Sylvia I. Yeager
                                                        Rigo Zamora

--------------------------------------------------------------------------------
CORPORATE INFORMATION
--------------------------------------------------------------------------------

The Vintage Bank is a locally owned and operated state chartered commercial bank which focuses on serving the banking needs of businesses and individuals throughout Napa County.

Corporate Headquarters & Main Office Location:
1500 Soscol Avenue
Napa, CA 94559-1314

Branch Locations:
3271 Browns Valley Road
Napa, CA 94558-5499

3626 Bel Aire Plaza
Napa, CA 94558-2831

Shareholder Information:
         Trading                                     OTC Bulletin Board - Symbol VTGB

         Market Makers                               Hoefer & Arnett
                                                     353 Sacramento Street, 10th Floor
                                                     San Francisco, CA 94111
                                                     1 (800) 346-5544

                                                     Van Kasper & Company
                                                     600 California Street, Suite 1700
                                                     San Francisco, CA 94108
                                                     1 (800) 652-1747

                                                     Pacific Crest Securities
                                                     111 SW Fifth Avenue, 42nd Floor
                                                     Portland, OR 97204
                                                     1 (800) 473-3775

         Transfer Agent                              ChaseMellon Shareholder Services, L.L.C.
                                                     Shareholder Relations
                                                     P. O. Box 3315
                                                     South Hackensack, New Jersey 07606
                                                     1 (800) 356-2017
                                                     TTD FOR HEARING IMPAIRED: 1 (800) 231-5469
                                                     Foreign Shareholders: (201) 329-8660
                                                     Internet Address:  www.chasemellon.com

         Notice of
         Annual Meeting                              1500 Soscol  Avenue
                                                     Napa, CA 94559-1314  May 4,
                                                     1999 - 7:00 p.m.

General Counsel:                                     Wyman G. Smith, III
                                                     Gaw, Van Male, Smith, Myers & Mirogilo
                                                     944 Main Street
                                                     Napa, CA 94559

Corporate Secretary:                                 Wyman G. Smith, III

For additional copies of this report or              Pansy F. Smith
copies of the 10-KSB Report contact:                 Assistant Corporate Secretary
                                                     The Vintage Bank
                                                     1500 Soscol Avenue
                                                     Napa, CA 94559-1314
                                                     (707) 258-3971

Independent Auditors:                                Arthur Andersen LLP
                                                     Spear Street Tower, Suite 3500
                                                     One Market Street
                                                     San Francisco, CA 94105-1019

Web Site:                                                     www.vintagebank.com